UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30968 / February 26, 2014

In the Matter of

NF INVESTMENT CORP.
CARLYLE GMS FINANCE, INC.
CARLYLE GMS FINANCE SPV LLC
NFIC SPV LLC
CARLYLE GMS INVESTMENT MANAGEMENT L.L.C.

520 Madison Avenue
38th Floor
New York, NY 10022

(File No. 812-14161)

ORDER UNDER SECTIONS 17(d), 57(a)(4) and 57(i) OF THE INVESTMENT COMPANY
ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

NF Investment Corp., Carlyle GMS Finance, Inc., Carlyle GMS Finance SPV LLC, NFIC SPV
LLC, and Carlyle GMS Investment Management L.L.C. filed an application on May 29, 2013,
and amendments to the application on August 9, 2013, December 12, 2013, and January 22,
2014, requesting an order under sections 17(d), 57(a)(4) and 57(i) of the Investment Company
Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions
otherwise prohibited by sections 17(d), 57(a)(4) and 57(i) of the Act and rule 17d-1
under the Act. The order permits certain business development companies and registered closed-
end management investment companies (collectively, "Regulated Funds") to co-invest in
portfolio companies with each other and with affiliated investment funds.

On January 31, 2014, a notice of the filing of the application was issued (Investment Company
Act Release No. 30900). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d), 57(a)(4) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by NF Investment Corp., et al. (File No. 812-14161) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary